UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 9.1%

FOR MARCH 2008

Guadalajara, Jalisco, Mexico – April 9, 2008 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced preliminary terminal passenger traffic figures for the month of March 2008 compared to traffic figures for March 2007.

During March 2008, total terminal passengers increased 9.1% compared to March 2007 driven by international passenger traffic, which grew 13.0%, as well as a 6.8% increase in domestic traffic compared to March 2007. In 2008, the Holy Week holidays took place during the month of March whereas in 2007 they took place during the month of April; as a result, the growth results are not perfectly comparable. This distortion is more evident in the airports with more tourist traffic.

Compared to March 2007, domestic terminal passenger traffic in March 2008 registered a net increase of 87.6 thousand passengers, driven by growth in passenger traffic at 6 of the Company’s 12 airports. It is worth noting the growth at the airports of Guadalajara with 52.5 thousand passengers; Puerto Vallarta with 24.5 thousand passengers; Los Cabos with 19.0 thousand passengers; Mexicali with 4.0 thousand passengers; Aguascalientes with 2.7 thousand passengers and Manzanillo with 2.4 thousand passengers. These airports represented 104.8 thousand additional passengers. The increases continue to be largely attributable to the routes operated by the low-cost carriers (LCC’s), such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

On the other hand, domestic passenger traffic declined by 17.5 thousand passengers with decreases at the following airports: Guanajuato by 13.8%; Tijuana by 0.8%; Los Mochis by 10.1; Hermosillo by 1.8% and La Paz by 0.5%. In the case of the Guanajuato airport, this decrease was mainly due to a reduction in traffic on routes to and from Tijuana and Toluca. Tijuana was due to a substitution effect as certain passengers chose to travel to the southern California area via Tijuana in 2007, taking advantage of lower introduction pricing by the LCC’s, which was not repeated in 2008, when passengers chose to fly to the U.S. directly. In the case of Toluca, the decline in passengers was due to the fact that Volaris ceased operating that route.

In the case of the Tijuana airport, the decrease in passenger traffic was due to the fact that in 2007 some passengers chose to fly to the southern California area via Tijuana and currently are flying to this area directly, which affected the routes from Bajio and Guadalajara. The decrease in Tijuana was also due to the decline in operations from Aviacsa airlines (which declined from 70 weekly departures to only 15), mainly affecting

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

routes to Mexico City, as well as declines in various routes operated by Aeromexico and Aeromexico Connect.

In the case of the Los Mochis airport, this decrease was due to a reduction in traffic in the routes to and from Guadalajara, Tijuana and Ciudad Obregon.

In the case of the Hermosillo airport, this decrease was due to a traffic decline in routes to and from Mexico City and Monterrey. It is important to mention that in the case of the route to Mexico City, Aviacsa reduced its operations by 68% during March 2008, compared to March 2007, from an average of 22 to 7 weekly departures.

International terminal passenger traffic registered an increase of 103.1 thousand passengers, or 13.0%, compared to March 2007, thus showing a recovery at 10 of the Company’s 12 airports after the negative trend experienced during 2007. It is worth noting the growth at the airports of Guadalajara with 38.7 thousand passengers; Puerto Vallarta with 31.1 thousand passengers; Los Cabos with 20.5 thousand passengers and Bajio with 7.9 thousand passengers.

The growth at the Guadalajara airport was due to the recovery on the routes to and from Los Angeles, Chicago (O’ Hare), Phoenix, Atlanta, Chicago (MDW), Portland, Phoenix, Fresno, Sacramento and San Francisco. It is also due to the increase in routes that were not in operation during the first half 2007, such as the ones to and from Panama and Bakersfield.

At the Puerto Vallarta airport, the growth was due to the recovery in traffic on the routes to and from Chicago (O’ Hare), Los Angeles, Phoenix, Denver, Minneapolis, Dallas, Houston, San Francisco, Newark, Portland, Kansas, Salt Lake City and Canada.

In the case of the Los Cabos airport, the increase was due to a recovery on the routes to and from California, Phoenix, Dallas, Denver, Houston, Atlanta, Minneapolis, Newark, Portland, Detroit and Canada.

In the case of the Guanajuato airport, the increase was mainly due to growth in the routes to and from Los Angeles, as well as to the substitution effect with the route to Tijuana.

GAP Passenger Traffic Report March 2008	Page 2 of 5

Domestic Terminal Passengers (in thousands):

Airport	Mar-07	Mar-08	% Change	Jan-Mar 07	Jan-Mar 08	% Change
Guadalajara	414.7	467.2	12.7%	1,109.2	1,308.7	18.0%
Tijuana	384.2	381.2	-0.8%	1,048.6	1,112.2	6.1%
Puerto Vallarta	63.4	87.9	38.7%	163.1	216.9	33.0%
Los Cabos	58.7	77.8	32.4%	149.0	215.1	44.4%
Hermosillo	116.7	114.6	-1.8%	291.8	313.6	7.5%
Guanajuato	70.5	60.8	-13.8%	191.1	178.5	-6.6%
La Paz	47.3	47.0	-0.5%	130.9	132.4	1.1%
Mexicali	47.3	51.4	8.5%	122.1	139.5	14.2%
Morelia	33.0	33.0	-0.1%	86.6	97.3	12.4%
Aguascalientes	21.8	24.4	12.3%	60.8	76.9	26.3%
Los Mochis	24.4	22.0	-10.1%	66.5	63.4	-4.8%
Manzanillo	9.1	11.5	26.3%	24.7	30.7	24.6%
Total	1,291.2	1,378.8	6.8%	3,444.3	3,885.1	12.8%

International Terminal Passengers (in thousands):

Airport	Mar-07	Mar-08	% Change	Jan-Mar 07	Jan-Mar 08	% Change
Guadalajara	163.6	202.3	23.6%	512.5	577.3	12.6%
Tijuana	2.2	2.7	23.6%	5.6	7.0	26.2%
Puerto Vallarta	298.9	330.0	10.4%	824.6	901.5	9.3%
Los Cabos	234.2	254.7	8.8%	579.8	630.6	8.7%
Hermosillo	7.8	10.5	35.2%	24.5	30.2	23.1%
Guanajuato	36.5	44.4	21.7%	112.9	124.4	10.2%
La Paz	5.8	6.4	9.7%	15.9	15.8	-0.7%
Mexicali	0.6	0.5	-7.4%	1.2	1.1	-3.0%
Morelia	17.1	17.6	2.6%	55.8	49.5	-11.3%
Aguascalientes	7.7	8.6	11.5%	25.4	26.1	2.9%
Los Mochis	0.6	1.4	127.6%	1.9	4.0	118.2%
Manzanillo	21.3	20.4	-4.4%	67.4	62.7	-6.9%
Total	796.2	899.3	13.0%	2,227.4	2,430.2	9.1%

GAP Passenger Traffic Report March 2008	Page 3 of 5

Total Terminal Passengers (in thousands):

Airport	Mar-07	Mar-08	% Change	Jan-Mar 07	Jan-Mar 08	% Change
Guadalajara	578.2	669.5	15.8%	1,621.7	1,886.0	16.3%
Tijuana	386.4	383.9	-0.6%	1,054.1	1,119.3	6.2%
Puerto Vallarta	362.2	417.8	15.3%	987.7	1,118.3	13.2%
Los Cabos	292.9	332.5	13.5%	728.9	845.7	16.0%
Hermosillo	124.5	125.1	0.5%	316.3	343.7	8.7%
Guanajuato	107.0	105.2	-1.7%	304.0	302.9	-0.4%
La Paz	53.1	53.5	0.6%	146.8	148.2	0.9%
Mexicali	47.9	51.9	8.3%	123.2	140.6	14.1%
Morelia	50.1	50.6	0.8%	142.3	146.8	3.2%
Aguascalientes	29.4	33.0	12.1%	86.2	103.0	19.4%
Los Mochis	25.1	23.3	-6.8%	68.4	67.4	-1.4%
Manzanillo	30.4	31.9	4.8%	92.0	93.4	1.5%
Total	2,087.4	2,278.1	9.1%	5,671.7	6,315.4	11.3%

Low-Cost Carriers

At the close of March 2008, the weekly schedule of flights operated by LCC’s increased by 32 weekly segments compared to February 2007. As a result, GAP’s airports currently have a total of 1,044 weekly segments, totaling 68 routes operated by LCC’s.

During March 2008, a total of 647.6 thousand passengers were transported by LCC’s, representing approximately 46.9% of domestic passenger traffic for this month.

Market Perspectives

We expect that the airlines will implement certain strategies that we estimate will increase the profitability of their routes, considering the highly competitive environment of the airline industry due to: i) the entry of new players into the market in recent years, and ii) rising fuel costs. It is important to note that in the near future we expect various restructurings in routes and frequencies by the airlines as they move away from highly competitive markets with low tariff levels (low yielding) towards more profitable ones with less competition; these opportunities could arise in the international routes.

GAP Passenger Traffic Report March 2008	Page 4 of 5

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report March 2008	Page 5 of 5

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 15, 2008